HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

__________________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

September 19, 2022

Gregory Herbers

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GeoSolar Technologies, Inc.
Offering Statement on Form 1-A Post-Qualification Amendment #1
File No. 024-11859

GeoSolar Technologies, Inc. (the “Company”) requests that the Company's Offering Statement on Form 1-A Post-Qualification Amendment #1 be qualified on Friday September 23, 2022 at 3:00 P.M. Eastern time, or as soon as practicable thereafter.

The Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart

GeoSolar Letter SEC 1-A Post- Qualify Amend #1 Offering 9-19-22